Item 8. Financial Statements and Supplementary Data

February 27, 2006
VIA EDGAR
Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	En Pointe Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed December 27, 2005
File No. 0-28052
Dear Mr. Skinner:
     En Pointe Technologies, Inc., a Delaware corporation (the “Company,” “En Pointe,” “we,” “our” or “us”), hereby submits the responses set forth below to the SEC Staff’s comment letter to the Company dated January 31, 2006 (the “Comment Letter”) pertaining to our Annual Report on Form 10-K for the year ended September 30, 2005 (the “10-K”). The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
Item 8. Financial Statements and Supplementary Data
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-10
1. You disclose on page 6 that you provide storage for your customers’ inventory at your Ontario location. Describe the circumstances that result in you holding your customers’ inventory. If this inventory is related to bill and hold arrangements, please tell us how you considered the guidance in SAB Topic 13.A.3.a.
The Company supplementally responds that the holding of customer’s inventory arrangements originate from logistic services and product sales (which includes configuration services). In both situations the decision to hold the inventory in our warehouse is solely at the customer’s discretion. In regards to logistic services, certain services may be performed to customer-owned product, as was enumerated on page 4 in the 10-K, including, without limitation, reconditioning, image configuration, disk wiping, labeling, reboxing and redeployment. In addition, the Company earns fees, which are billable to customers, for pickup or delivery charges for incoming customer product, processing and handling and storage while in our warehouse. The customer receives weekly notification of product received and its status. Logistic services to date for such activities have been limited to one or two large customers and have been immaterial to the results of our operations.
The source of bill and hold arrangements that can be material to the results of our operations relates to products that have been configured in our Ontario, California facility. In principle, the Company discourages bill and hold arrangements for products sold and configured in our facilities and consents only when such arrangements are conditional upon obtaining the sale from the customer. Before acceptance of material bill and hold transactions, the Company requires the customer to prepare a letter of understanding to En Pointe in which the customer acknowledges the following:
•	That with the invoicing of the product that title has passed to the customer with the customer bearing the risk of obsolescence and decline in price not covered by price protection.

•	That the cost of the product will include the cost of insurance maintained by the Company.

•	That the buyer, not the seller, is the one requesting the buy and hold arrangement.

•	That the customer has supplied as an attachment a fixed schedule for the delivery of goods.

•	That the inventory is complete, ready for delivery, and segregated from the inventory of the Company.

•	That invoices rendered for bill and hold inventory are subject to regular payment terms without regard for the fact that the product has not been shipped.

•	That under the provisions of the Company’s financing facility any unpaid customer invoices would allow customer inventory to be considered available collateral.
Customers favor bill and hold arrangements because of the multiple benefits they reap. They include discounts for bulk purchases of product, ability to ship to multiple locations on demand, and ability to exhaust budgeted funds within budgeted time restraints.
Product sales that are subject to bill and hold arrangements tend to be limited to a few customers. The Company reviews at the end of each quarter material bill and hold inventory on hand and in the absence of a fixed schedule for delivery of the goods does not recognize such sales and cost of sales, deferring recognition of the sale until delivery takes place. Based on our fiscal year 2005 review there were no material bill and hold transactions, thus we believe that we have been in compliance with SAB Topic 13A.3.a as to the delivery and performance requirements.
2. Please indicate the extent to which you sell software or products that contain software that is more than incidental. In this regard, we note that certain of your vendors, such as Cisco and Microsoft, may supply you with such products. Refer to paragraph 2 of SOP 97-2.

The Company supplementally responds that in the fiscal year September 30, 2005, net sales of software products accounted for approximately 20% of total net sales. Therefore, the Company considers itself subject to and follows SOP 97-2. We do not sell products that contain software that is more than incidental. While the majority of software sales are with Microsoft, Inc., we presently represent a base of approximately 1,500 software publishers as a reseller of software and software maintenance products.
3. If you sell software or products that contain software that is more than incidental, describe those arrangements and indicate whether any include multiple-elements. In addition, explain how your accounting for these arrangements complies with SOP 97-2 and how your disclosures indicate that you are recognizing revenue in accordance with the SOP.
The Company supplementally responds that it is not involved in any multiple elements in its software arrangements. In fiscal 2005, the Company formed a separate software division to increase the sale of third party software products. These products include licenses, and software maintenance contracts. The Company does not modify, sublicense, or reproduce third party software. Because the Company is the reseller and therefore is not obligated to provide post-contract customer support in conjunction with the sale of its software maintenance agreements, multiple-element arrangements are not present in our software sales.
In accordance with SOP 97-2, revenue from software sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, and the vendor’s fee is fixed or determinable and collectibility is probable. Evidence that an arrangement exists for software sales is provided by the Company’s maintenance of customer software purchase orders and, when offered by software publishers, master agreements that provide for an ongoing relationship that addresses the publisher’s price structure relative to sales volume, rebates and return policies.
Revenues are considered earned whenever product has been shipped and accepted by the customer. When no physical product is involved and only an intangible license is being issued by the publisher, the sales and related costs are recognized upon notification of acceptance by the publisher. Once the customer order has been accepted by the publisher, the software can be either electronically downloaded with access codes provided by the publisher and/or the media can be purchased from the publisher. Since the software is immediately available at the point when the publisher accepts the customer’s application, the element of delivery is considered to be met at that time.
The vendor’s fee becomes fixed or determinable when the Company places its order with a software publisher to fulfill a specific customer order. The Company’s business model avoids the stocking of uncommitted inventory for future sales and the associated problems that arise from determination of vendor’s fees from consignment, price protection, and number of copies to be reproduced. Assurance that collection is probable is met with the Company’s restrictive credit policies and its reliance on sales to large business accounts.
In years prior to fiscal year 2005, software related sales were relatively insignificant to total sales and disclosure of our policy was not considered necessary. However, in recognition of the increasing percentage that software net sales are contributing to total sales, the Company undertakes to include the following disclosure in our future filings as appropriate:
The Company has adopted the provisions of Statement of Position No. 97-2, “Software Revenue Recognition” (SOP 97-2) as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (SOP 98-9) in recognizing revenue from software transactions. Revenue from software license sales are recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, and a fixed fee and collectibility has been determined. Revenue from customer maintenance support agreements is reported on a net basis and recognized at the time of the sale.
4. Please indicate whether you sell any services for which you are not the primary obligor such as extended warranties. If so, identify any such services and explain how you recognize the related revenue. In addition, explain how your disclosures address these services, if applicable.
The Company supplementally responds that there are three types of sales in which the Company is not the primary obligor in delivery of products or services. The first two relate to software sales and include fees related to the sale of software maintenance contracts and agency fees collected from software publishers for which we are the registered representative. Agency fee revenues have been reported on a net basis in accordance with EITF 99-19. Software maintenance contracts in prior years were considered immaterial and were reported on a gross basis through fiscal year 2005. However, with the formation of our software division and the increased emphasis on software sales, beginning with the first quarter of fiscal year 2006, software maintenance contracts were reported on a net basis.
In the third example, the Company sells extended hardware warranty contracts that are the obligations of manufacturers and other third party providers. Because in the past maintenance contract sales have been immaterial to our total net sales, such sales have been reported gross and in full at the time of the sale. However, with the increased emphasis on selling of extended warranties, beginning with the second quarter of fiscal year 2006, the Company will report extended warranty sales on a net basis.
The disclosure concerning Critical Accounting Policies on page 22 of the 10-K was one of a general nature and did not specifically name the nature of the products sold on a net basis. It read as follows:
The majority of our sales relate to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales. A very small portion of hardware and software products or services, that we offer (for which we are not the primary obligor) are recognized on a net basis in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” and Emerging Issues Task Force 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Accordingly, such revenues are recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of sales
To improve the disclosure for future periods in recognition of our increasing percentage of software net sales, the Company undertakes to include the following revised disclosure as appropriate:
The majority of our sales relate to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales. However, software maintenance contracts, software agency fees, and extended warranties that we sell in which we are not the primary obligor, are recorded on a net basis in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” and Emerging Issues Task Force 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Accordingly, such revenues are recognized as net sales.
Note 3- Lines of Credit, page F-18
5. You disclose on page 25 that in fiscal year 2005 you experienced increased interest-free borrowings under the lending facility from GE Commercial. Please tell us more about this interest-free borrowing and tell us how you considered the requirements of APB 21.
The Company supplementally advises the Staff that per the disclosure on page 31 of the 10-K in Item 7A our lending agreement provides for interest at 1% over prime per annum and that with the interest-free flooring that has been made available by our lender, we incur little or no interest expense. As is standard in our industry, lenders will provide flooring that allows for an interest-free period, which for us currently has been generally forty-five to sixty days depending on the distributor or manufacturer supplying the product. Vendors must be pre-approved by the lender and can then, upon shipment of product on our behalf, charge the purchase directly to our lending facility.
We experienced increased interest-free borrowing in two ways. First, in June 2004 we acquired a $30 million working capital financing facility with a new lender that provided us with a longer interest-free period before payment was due as compared to our prior facility. Secondly, we have had a larger working capital cash balance allowing us to make payments on our financing facility before interest begins to accrue.
The Company respectfully submits that APB 21 provides guidance for imputing interest on financial instruments that bear interest rates that are less than market and was not considered as applicable to our situation since trade transactions that are due in one year or less, such as those under our short-term financing facility, are specifically excluded from APB 21’s provisions. Furthermore, lending transactions, under the terms of our borrowing agreement, impose interest rates (prime plus one percent per annum) that are at the prevailing market rate.
Note 13. Litigation, page F-26

6. For each disclosed legal proceeding tell us how you have complied with the disclosure requirements of SFAS 5 and FIN 14 and clarify whether the conclusions disclosed in the last paragraph of Note 13 are intended to apply to each of the proceedings listed as well as the various other claims and proceedings that are not individually discussed. Please note that, if the conclusions apply to each proceeding discussed, a statement that the contingencies are not expected to result in any material adverse effect does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.
The Company supplementally responds that the last paragraph of Note 13 was intended to apply to each of the three proceedings listed therein as well as to various other ordinary course claims and proceedings that are not specifically discussed (collectively, the “Proceedings”). To comply with the disclosure requirements of SFAS 5 and FIN 14, we consulted with outside legal counsel, knowledgeable about each of the Proceedings, and determined that there is not a reasonable possibility that there will be an unfavorable outcome in the resolution of any such Proceedings or that any outcome would have a material adverse affect upon our financial statements (either individually or in the aggregate). When that assessment was made, we considered the available directors and officers insurance that has provided continued coverage for these claims.
We acknowledge the Staff’s comment that the statement that contingencies are not expected to result in any material adverse effect does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. Commencing with the Form 10-Q filed for the fiscal quarter ended December 31, 2005 (as filed February 14, 2006), we have revised the conclusions applying to the legal claims and proceedings in the footnotes to the financial statements to read as follows:
There are various other claims and litigation proceedings in which the Company is involved in the ordinary course of business. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. While the outcome of the foregoing and other claims and proceedings cannot be predicted with certainty, after consulting with legal counsel, management does not believe that it is reasonably possible that any ongoing or pending litigation will result in an unfavorable outcome to the Company or have a material adverse affect on the Company’s business, financial position and results of operations or cash flows.
To the extent applicable, the Company undertakes to include similar disclosures in compliance with SFAS 5 and FIN 14 in our future filings with the SEC.
In connection with the Company’s responses to this Comment Letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions or comments, please contact me directly at (310) 725-5212.
Sincerely,

/s/ Javed Latif Javed Latif
Chief Financial Officer